SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
CROWN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

228569109
(CUSIP Number)

Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001

_____________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 228569109	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loeb Partners Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	308,147 0 308,147 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON* CO, BD, IA

SCHEDULE 13D

CUSIP No.: 228569109	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loeb Arbitrage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,636,357 0 2,636,357 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%

14	TYPE OF REPORTING PERSON* PN, BD

SCHEDULE 13D

CUSIP No.: 228569109	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loeb Arbitrage Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,636,357 0 2,636,357 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 228569109	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loeb Offshore Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	82,666 0 82,666 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 228569109	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loeb Offshore Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	82,666 0 82,666 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON* CO, IA

SCHEDULE 13D

CUSIP No.: 228569109	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loeb Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,027,170 0 3,027,170 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,170

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%

14	TYPE OF REPORTING PERSON* CO

ITEM 1.  SECURITY AND ISSUER

           This statement on Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Resources Corporation, a Washington corporation (the “Company”). The principal executive offices are located at 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033.

ITEM 2.  IDENTITY AND BACKGROUND

           The Schedule 13D is being filed by (i) Loeb Partners Corporation ("LPC"), (ii) Loeb Arbitrage Fund, L.P. ("LAF"), (iii) Loeb Arbitrage Management, Inc. ("LAM"), (iv) Loeb Offshore Fund, Ltd. ("LOF"), (v) Loeb Offshore Management, LLC ("LOM") and (vi) Loeb Holding Corporation ("LHC" and collectively, with LPC, LAF, LAM, LOF, and LHC, the “Reporting Persons”).

           LPC, a Delaware corporation, is a registered broker/dealer and a registered investment adviser. Information concerning the directors, executive officers and controlling persons of LPC is set forth on Schedule I, attached hereto. LAF, a New York limited partnership, is a registered broker/dealer. LAM, a Delaware corporation, is the general partner of LAF. Information concerning the persons controlling LAM is set forth on Schedule II, attached hereto. LOF is a Cayman Islands exempted company. LOM, a Delaware limited liability company, is a registered investment adviser and the investment adviser of LOF. Information concerning the directors, executive officers and controlling persons of LOM is set forth on Schedule III, attached hereto. LHC, a Maryland Corporation, is the sole stockholder of LPC and LAM and the sole member of LOM. Information concerning the directors, executive officers and controlling persons of LHC is set forth on Schedule IV, attached hereto. The principal office of each of the Reporting Persons is located at 61 Broadway, New York, New York 10006.

           Schedules I, II, III and IV set forth the following information with respect to each of the individuals or entities listed therein: (i) name; (ii) business address (or residence address where so indicated); (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

           During the last five years, none of the above referenced Reporting Persons or the individuals listed in Schedules I, II, III or IV attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

           Each of the Reporting Persons is (i) a citizen of the United States or (ii) organized under the laws of a state of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Each of LPC and LAF was a holder of the Company's previously issued 5.75% Convertible Subordinated Debentures due August 2001 (the "Debentures"). On March 8, 2002, the Company filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy") in the United States Bankruptcy Court for the District of Colorado (the "Court"). Pursuant to the Bankruptcy, the Company filed a Plan of Reorganization (the "Plan"), which was subsequently confirmed by the Court and which became effective on June 11, 2002 (the "Effective Date"). Pursuant to the Plan, the Company restructured the existing Debentures through an exchange of outstanding Debentures, including any accrued interest thereon for consideration, distributed pro rata among the Debenture holders, including cash and each of the following:

(a)	10% Convertible Secured Notes (the "Secured Notes") convertible into Crown common shares at $0.35 per share, which pay interest in cash or common stock at the Company's option and mature on October 19, 2006;

(b)	10% Convertible Unsecured Subordinated Notes (the "Subordinated Notes") convertible into common stock of Crown at $0.75 per share, which pay interest in stock or cash at the Company's option and mature on October 19, 2006; and

(c)	Warrants (the "Warrants") which expire on October 19, 2006 that entitle the holders the right to purchase shares Common Stock at an exercise price of $0.75 per share.

           In consideration for the exchange of the Debentures held by LPC and LAF pursuant to the Plan, such Reporting Persons received: (i) Secured Notes in an aggregate principal amount of $273,333.00; (ii) Subordinated Notes in an aggregate principal amount of $546,663.00; and (iii) Warrants exercisable for an aggregate amount of 780,951 shares of Common Stock.

           As of the filing date of this Schedule 13D, the Issuer has distributed (i) 7,139 shares of Common Stock to LPC as interest on both the Secured Notes and the Subordinated Notes and (ii) 62,584 shares of Common Stock to LAF as interest on both the Secured Notes and the Subordinated Notes.

           Additionally, on February 21, 2003 the Company closed a financing (the "Financing") by issuing 10% Convertible Subordinated Promissory Notes due 2006 Series B (the "Subordinated B Notes") convertible into Common Stock of the Company at $0.75 per share. The Subordinated B Notes pay interest in stock or cash at the Company's option, and mature on October 19, 2006. The Reporting Persons purchased Subordinated B Notes in an aggregate principal amount of $500,000 for an aggregate purchase price of $500,000. The funds used to purchase the Subordinated B Notes came from the working capital of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

            Each of the Reporting Persons acquired the Secured Notes, Subordinated Notes, Warrants and the Subordinated B Notes (collectively, the "Company Securities") for investment purposes. The Reporting Persons reserve the right to acquire additional Company Securities, or Common Stock, or to dispose of all or some of their Company Securities. The Reporting Persons do not have any plans or proposals which relate or which would result in any of the matters set forth in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a)  Based on information contained in the Company's 10-K Report for the period ended December 31, 2002, as of March 7, 2003 there were 4,393,923 shares of Common Stock, par value $0.01 per share, of the Company issued and outstanding. The Reporting Persons beneficially own an aggregate of 3,027,170 shares of Common Stock of the Company representing 41.2% of the outstanding shares of Common Stock of the Company as calculated in accordance with Exchange Act Rule 13d-3 and assuming the conversion, or exercise (as applicable), of the Secured Notes, Subordinated Notes, Subordinated B Notes and Warrants into, or for, shares of Common Stock of the Company.

           (b)  The following table sets forth the beneficial ownership by each Reporting Person of shares of Common Stock as for which such Reporting Person would have sole voting or dispositive power assuming conversion of the Secured Notes, the Subordinated Notes and the Subordinated B Notes and the exercise of the Warrants held by such Reporting Person:

                          Number and Class of Shares
   Beneficial Owner           Beneficially Owned(1)        Percentage of Class(1)
   ----------------       ---------------------------      ----------------------

    LPC (2)                        308,147                          6.6%

    LAF (3)                      2,636,357                         37.5%

    LOF (4)                         82,666                          1.8%

           None of the Reporting Persons shares voting power or dispositive power with respect to the Common Stock owned by such person or that would result from the conversion of the Secured Notes, the Subordinated Notes or the Subordinated B Notes or the exercise of the Warrants.

           (c)  On February 21, 2003, each of the Reporting Persons participated in the Financing and purchased Subordinated B Notes in an aggregate principal amount of $500,000 convertible into shares of Common Stock as follows:

                                                                              Shares of
                                                   Purchase Price           Common Stock
 Beneficial Owner        Principal Amount              of Notes            Upon Conversion
 ----------------        ----------------           --------------         ----------------
 LPC                        $33,000                    $33,000                 44,000(5)

 LAF                       $405,000                   $405,000                540,000

 LOF                        $62,000                    $62,000                 82,666

          (d)   Not applicable.

          (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

__________

(1)  The number of shares and percentage ownership of Common Stock listed assumes conversion of the Secured Notes, the Subordinated Notes and the Subordinated B Notes and the exercise of the Warrants held by such Reporting Person into Common Stock.

(2)  Includes 140,248 shares of Common Stock that would result from the conversion of the Secured Notes, Subordinated Notes and Subordinated B Notes and the exercise of the Warrants purchased for the account of two customers of LPC as to which LPC has investment discretion. By reason of its relationship with LPC, LHC may be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the securities beneficially owned by LPC.

(3)  By reason of their relationship with LAF, LHC and LAM may each be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the securities beneficially owned by LAF.

(4)  By reason of their relationship with LOF, LHC and LOM may each be deemed under Rule 13d-3 of the Exchange Act to beneficially own all of the securities beneficially owned by LOF.

(5)  Includes 17,333 shares of Common Stock that would result from the conversion of the Subordinated B Notes purchased for the account of two customers of LPC as to which LPC has investment discretion.

           None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to shares of Common Stock of the Company or any securities convertible into or exercisable for Common Stock of the Company, including, but not limited to, transfer or voting of any such shares, finder’s fees, joint ventures, loans or option arrangements, puts or calls guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           Exhibit Numbers

1.	Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2003

LOEB PARTNERS CORPORATION

By:/s/ GIDEON KING
       Name:    Gideon King
       Title:      Executive Vice President

LOEB ARBITRAGE FUND, L.P.

By:  Loeb Arbitrage Management, Inc.,
       General Partner

By:/s/ GIDEON KING
       Name:    Gideon King
       Title:     President

LOEB ARBITRAGE MANAGEMENT, INC.

By:/s/ GIDEON KING
       Name:    Gideon King
       Title:     Vice President

LOEB OFFSHORE FUND, LTD.

By:  Loeb Offshore Management, LLC,
       Investment Adviser

By:/s/ GIDEON KING
       Name:    Gideon King
       Title:     Director

LOEB OFFSHORE MANAGEMENT, LLC

By:/s/ GIDEON KING
       Name:    Gideon King
       Title:     Manager

LOEB HOLDING CORPORATION

By:/s/ VICKI HOLLEMAN
       Name:    Vicki Holleman
Title: Assistant Secretary

SCHEDULE I

           The name and present principal occupation of each of the executive officers and directors of Loeb Partners Corporation are set forth below. Each person identified below is a United States citizen, and the principal business address of each is Loeb Partners Corporation, 61 Broadway, New York, New York 10006. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser.

Name	Present Principal Occupation or Employment

Thomas L. Kempner	President, Chief Executive Officer, Chief Operating Officer Chairman of the Board and Director

Gideon King	Executive Vice President

Peter A. Tcherepnine	Executive Vice President and Director

Norman N. Mintz	Vice President and Director

Vicki Z. Holleman	Senior Vice President, Secretary and Counsel General

Edward Campbell	Senior Vice President and Treasurer

Brian Anderson	Vice President

Robert Grubin	Vice President

Mark Kaplow	Vice President

David Hampson	Vice President

SCHEDULE II

           The General Partner of Loeb Arbitrage Fund, L.P. is Loeb Arbitrage Management, Inc., a Delaware corporation ("LAM"), with an address of 61 Broadway, New York, New York 10006. The name and present principal occupation of each of the executive officers and directors of LAM are set forth in the table below. Each person identified in the table below is a United States citizen, and the principal business address of each is Loeb Arbitrage Fund, 61 Broadway, New York, New York 10006. Loeb Arbitrage Fund is a registered broker/dealer.

Name	Present Principal Occupation or Employment

Thomas L. Kempner	Chairman of the Board and Director

Gideon King	President and Director

Peter A. Tcherepnine	Vice President and Director

Edward J. Campbell	Vice President

Brian Anderson	Vice President

David Hampson	Vice President

Robert Grubin	Vice President

Mark J. Kaplow	Vice President and Secretary

Norman N. Mintz	Director

SCHEDULE III

           The General Partner of Loeb Offshore Fund, Ltd. is Loeb Offshore Management, LLC, a Delaware limited liability company ("LOM"), with an address of 61 Broadway, New York, New York 10006. The name and present principal occupation of each of the executive officers and directors of LOM are set forth in the table below. Each person identified in the table below is a United States citizen, and the principal business address of each is Loeb Arbitrage Fund, 61 Broadway, New York, New York 10006. Loeb Arbitrage Fund is a registered broker/dealer.

Name	Present Principal Occupation or Employment

Thomas L. Kempner	Manager

Gideon King	Manager

SCHEDULE IV

           Loeb Holding Corporation, a Maryland corporation, is the sole stockholder of LPC and LAM and the sole member of LOM. Thomas L. Kempner is its President, Chief Executive Officer and a Director, as well as majority stockholder. Other Directors are: Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other Directors of Loeb Holding Corporation is 61 Broadway, New York, New York 10006. All of such individuals are United States citizens.

Name	Present Principal Occupation or Employment

Thomas L. Kempner	President, Chairman of the Board and Director

Peter A. Tcherepnine	Vice President and Director

Edward J. Campbell	Vice President and Treasurer

Norman N. Mintz	Vice President and Director

Robert Krones	Secretary

Vicki Z. Holleman	Asst. Secretary

Edward E. Matthews	Director